Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2: Affiliates Trading Activities on the ATS

    a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

    X☐☐Yes   ☐☐No

    If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

    Throughout this Form ATS-N the Broker-Dealer Operator, CODA Markets, Inc., is referred to as "CODA Markets" and the NMS Stock ATS is referred to as "CODA".

    The following affiliates of CODA Markets will be able to enter or direct orders to CODA: Apex Clearing Corporation (CRD 13071, SEC 8 23522), a broker dealer clearing firm sending agency orders and Peak6 Capital Management LLC (CRD 43773, SEC 8 67790), a broker dealer principal trading firm who sends principal orders, Electronic Transaction Clearing, Inc, a clearing broker Dealer who sends agency orders (CRD 146122, SEC 8 67790).

    b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

    X☐☐Yes   ☐☐No

    If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

    c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

    ☐☐Yes   **X**☐☐No

    If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

    b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?

X☐☐Yes   ☐☐No

If yes, explain the opt-out process.

Subscribers (both Liquidity Seekers and Liquidity Providers) may opt out from interacting with a CODA Markets Affiliate.

Requests may be delivered verbally or in writing by the Subscriber. CODA can process and effect opt out requests intraday or on a scheduled date. Opt out duration is at the discretion of the Subscriber.

CODA enforces the opt out at the MPID level, similar to counter party selection as referenced in Part 3 Item 14.

    c.   If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?

X☐☐Yes   ☐☐No

If no, identify and explain any differences.